XKH 3/8

AB 3/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11018921

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
FEB 28 2011
WASH. DC

SEC FILE NUMBER
8-42223

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tocqueville Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 West 57th Street - 19th Floor

(No. and Street)

New York,	New York	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Cotta (212) 698-0851

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Graf Repetti & Co., LLP

(Name – *if individual, state last, first, middle name*)

1114 Avenue of the Americas,	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15

OATH OR AFFIRMATION

I, Roger Cotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tocqueville Securities L.P., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH F. BOSCO
NOTARY PUBLIC, State of New York
No. 01BO6020808 Qualified in Nassau County
Certificate Filed in New York County
Commission Expires March 8, 20 11

[signature]
Signature

Chief Operating Officer of the General Partner
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TOCQUEVILLE SECURITIES L.P.

CONTENTS

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors

www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Tocqueville Securities L.P.

We have audited the accompanying statement of financial condition of Tocqueville Securities L.P. (a Delaware limited partnership) as of December 31, 2010 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit. The statements of financial condition of Tocqueville Securities L.P. as of December 31, 2009 and 2008, were audited by other auditors whose reports dated February 19, 2010 and February 24, 2009, respectively, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tocqueville Securities L.P. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

TOCQUEVILLE SECURITIES L.P.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2010, 2009 AND 2008

ASSETS

	2010	2009	2008
ASSETS			
Cash and cash equivalents	$ 1,036,105	$ 1,547,804	$ 2,224,211
Commissions receivable	349,535	317,018	528,180
Prepaid expenses	71,664	61,006	53,742
Investments	-	-	25,000
Clearing deposit	100,000	100,000	100,000
Total Assets	$ 1,557,304	$ 2,025,828	$ 2,931,133

LIABILITIES AND PARTNERS' CAPITAL

	2010	2009	2008
LIABILITIES			
Accounts payable and accrued expenses	$ 47,501	$ 47,136	$ 47,000
Due to limited partner	336,153	600,070	373,482
Taxes payable	8,803	16,084	41,624
Total Liabilities	392,457	663,290	462,106
PARTNERS' CAPITAL			
General partner	11,638	14,126	25,191
Limited partner	1,153,209	1,348,412	2,443,836
Total Partners' Capital	1,164,847	1,362,538	2,469,027
Total Liabilities and Partners' Capital	$ 1,557,304	$ 2,025,828	$ 2,931,133

See accompanying notes to the financial statements.

1. ORGANIZATION

Tocqueville Securities, L.P. (the "Partnership") was formed as a limited partnership under the laws of the State of Delaware on January 4, 1990. The Partnership is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The general partner is Tocqueville Management Corp. (the "General Partner") which owns a 1% interest in the Partnership and the limited partner is Tocqueville Asset Management L.P. which owns a 99% interest in the Partnership.

The principal business of the Partnership is to act as a broker and dealer in securities and to engage in other businesses as the General Partner may determine. Profits and losses will be allocated 1% to Tocqueville Management Corp. and 99% to Tocqueville Asset Management L.P. Distributions shall be made to the partners in accordance with the manner in which profits and losses have been allocated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Method of Accounting

The Partnership's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

At December 31, 2010, 2009 and 2008, cash and cash equivalents included demand deposits and a Dreyfus Investment Fund. The Partnership considers temporary cash investments with an original maturity of three months or less to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

d) Concentration of Credit Risk

The Partnership maintains its cash in a commercial bank and a Dreyfus government money market fund. The commercial bank account is insured by the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2010, approximately $978,000 of the cash and cash equivalent balance invested in a money market fund was uninsured. The Partnership has not experienced any losses on its accounts. Management believes that the Partnership will not be exposed to any significant credit risk on the accounts.

e) Income Taxes

A Partnership is not subject to Federal or state income taxes. Each partner takes into account separately on their tax return their share of the income, gains, losses, deductions, or credits, whether or not any distribution is made to such partner. Accordingly, no provision has been made for Federal income taxes. The provision for income taxes consists entirely of the New York City Unincorporated Business Tax.

f) Commissions and Related Clearing Expenses

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

g) Financial Statement Presentation

For comparative purposes, certain prior year amounts have been reclassified.

3. NET CAPITAL REQUIREMENTS

The Partnership, as a registered broker-dealer in securities, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission. Such Rule prohibits the Partnership from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined).

The Partnership maintained the required minimum net capital at December 31, 2010, 2009 and 2008. Its ratio of aggregate indebtedness to net capital did not exceed the defined threshold.

4. RELATED PARTY TRANSACTIONS

As part of an agreement with the Partnership's limited partner, Tocqueville Asset Management L.P. provides certain services it requires to conduct its business. The services includes salaries, payroll taxes, 401(k) expense, rent and general administrative expenses and is allocated to the Partnership based on estimated usage and /or its estimated contribution to gross income. During the years ended December 31 2010, 2009 and 2008, the cost of such services amounted to $3,303,151 $3,906,407 and $5,019,426, respectively. At December 31, 2010, 2009 and 2008, the Partnership owed $336,153, $600,070 and $373,482, respectively, for these services.

In 2004, the Partnership had guaranteed a term promissory note with a bank for Tocqueville Asset Management L.P. The promissory note was satisfied during 2009.

5. INVESTMENTS

On October 26, 1999 the Partnership purchased 45,000 restricted shares of TimeBills.com, Inc. Series B convertible, preferred stock for $45,000. In March 2000, TimeBills.com changed its name to OpenAir.com. During 2000, the Partnership purchased 15,152 restricted shares of the company's Series C convertible preferred stock for $50,002. On August 19, 2008, the Partnership sold their position in OpenAir.com for $130,097. The sale resulted in a realized gain of $35,095. In October 2010 and 2009, the Partnership received additional distributions from the Company resulting in a realized gain of $1,691 and $16,092, respectively.

As part of the series of transactions discussed in Note 1, the Partnership received a non-cash capital contribution, in the form of a 30% ownership interest in Lepercq de Neuflize Asset Management LLC, and certain brokerage accounts, valued at $25,000. The LLC operating agreement allocates profits to the Partnership only upon the sale of LLC assets or upon the completion of a merger in which the LLC is not the surviving entity. For the year ended December 31 2008, the investment was carried at cost. On April 1, 2009, the Partnership sold its investment to Lepercq de Neuflize Asset Management LLC for $25,000. No gain or loss was recognized.

6. PROFIT-SHARING PLAN

Tocqueville Securities L.P. participates in the Tocqueville Management Corp. Tax Deferred Savings Plan (the "Plan"). The Plan is a defined contribution plan. Contributions to the Plan are based on a formula as stated in the Plan agreement. For 2010 and 2009, a participant may elect to defer 100% of Compensation up to a maximum of $16,500 or $22,000 if at least age 50 by the end of 2010. For 2008, a participant may elect to defer 100% of compensation up to a maximum of $15,500 or $20,500 if at least age 50 by the end of 2008. The Partnership may contribute on behalf of each participant a matching contribution up to 100% of each participant's elective deferral, but elective deferrals that exceed 5% of compensation up to $245,000, will not be considered. The Partnership made matching contributions for 2010, 2009 and 2008 in the amounts of $47,135, $67,656 and $95,847, respectively.

7. CLEARING BROKER

In June 2008, the Partnership entered into a fully disclosed clearing agreement with a new broker-dealer. The Partnership clears its customers' transactions through this broker-dealer on a fully disclosed basis.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 18, 2011, the date that the financial statements were available for issue.

SUPPLEMENTAL INFORMATION

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Partners of
Tocqueville Securities L.P.

We have audited the statement of financial condition of Tocqueville Securities L.P. as of December 31, 2010 and have issued our report thereon dated February 18, 2011. Our audit was made for the purpose of forming an opinion on the statement of financial condition. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the statement of financial condition, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. The information has been subjected to the auditing procedures applied in the audit of the statement of financial condition and in our opinion, is fairly stated in all material respects in relation to the statement of financial condition.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

TOCQUEVILLE SECURITIES L.P.

COMPUTATION OF NET CAPITAL PER NET CAPITAL RULE 15c3-1

FOR THE YEAR ENDED DECEMBER 31, 2010

	2010
NET CAPITAL:	
Total partners' capital	$ 1,164,847
Deduct: Partners' Capital Not Allowable as Net Capital	-
Total Partners' Capital Qualified for Net Capital	1,164,847
Deductions and/or Charges:	
Prepaid expenses	71,664
Net capital before haircuts on securities positions	1,093,183
Haircuts on securities positions	19,559
NET CAPITAL PER RULE 15c3-1	$ 1,073,624
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition:	
Accounts payable and accrued expenses	$ 47,501
Due to limited partner	336,153
Taxes payable	8,803
Total Aggregate Indebtness	$ 392,457
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 26,164
Minimum Dollar Net Capital Required of Reporting Broker or Dealer	$ 25,000
Net Capital Requirement	$ 26,164
Excess Net Capital	$ 1,047,460
Percentage of Aggregate Indebtedness to Net Capital	36.55%
Reconciliation with Company's Computation (Included in Part IIA of Form X-17-A-5 as of December 31):	
Net Capital, as Reported in Company's Part IIA (Unaudited) Focus Report	$ 1,013,404
Net Audit Adjustments	60,220
NET CAPITAL	$ 1,073,624

See accompanying independent auditors' report on supplemental information

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g) (1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Partners of
Tocqueville Securities L.P.

In planning and performing our audit of the financial statements of Tocqueville Securities L.P. (the "Partnership"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet, important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the partners, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

TOCQUEVILLE SECURITIES L.P.

STATEMENT REGARDING RULE 15c3-3

DECEMBER 31, 2010

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k)(2)(ii) of that rule.

GRAF REPETTI & CO., LLP
Certified Public Accountants & Business Advisors
www.grafrepetti.com

INDEPENDENT AUDITORS' REPORT RELATED TO THE ENTITY'S SIPC ASSESSMENT RECONCILIATION AS REQUIRED UNDER RULE 17A-5(E)(4)

To the Partners of
Tocqueville Securities L.P.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the Year Ended December 31, 2010, which were agreed to by Tocqueville Securities L.P. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Tocqueville Securities L.P.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Tocqueville Securities L.P.'s management is responsible for Tocqueville Securities L.P.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records and entries in the general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Graf Repetti & Co., LLP

New York, New York
February 18, 2011

New York: 1114 Avenue of the Americas, New York, NY 10036 • 212.302.3300
Long Island: 131 Sunnyside Boulevard, Suite 110, Plainview, NY 11803 • 516.349.2150

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended Dec 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

042223 FINRA DEC
TOCQUEVILLE SECURITIES LP 7*7
19 TH FLOOR
40 W 57TH ST
NEW YORK NY 10019-4001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 11,980.70

B. Less payment made with SIPC-6 filed (exclude interest) (6,443.02)
July 12, 2010
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 5,537.68

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 5,537.68

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5,537.68

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Toqueville Securities
(Name of Corporation, Partnership or other organization)

Anthony Chen
(Authorized Signature)

Dated the 25 day of January, 20 11.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________, 20__
and ending ____________, 20__
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,569,695.72
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	Ø
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	9,888.57
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	749,339.46
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Interest + Dividends	18,186.09
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	777,414.12
2d. SIPC Net Operating Revenues	$ 4,792,281.60
2e. General Assessment @ .0025	$ 11,980.70

(to page 1, line 2.A.)